UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Six Flags Entertainment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83001A201
(CUSIP Number)

Neal Nenadovic, CFO
Pentwater Capital Management, LP
227 W. Monroe Suite 4000
Chicago, Il 60606
(312)589-6405
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 09, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

SCHEDULE 13D/A
CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Pentwater Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,436,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,436,400
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.25%

14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,308

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,433,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.61%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,116

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS LMA SPC for and behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,187

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%

14	TYPE OF REPORTING PERSON (See Instructions) OO

The Schedule 13D filed on February 22, 2011 (the “Initial Schedule 13D”) on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd. (“Oceana”) an exempted company formed in the Cayman Islands, and LMA SPC for and behalf of MAP 98 Segregated Portfolio, a segregated portfolio company (“MAP”), relating to the common stock (the “Common Stock”) of Six Flags Entertainment Corporation, a Delaware corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No.2 to Schedule 13D.

PWCM Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWCM”), has assumed the position previously held by Pentwater Growth.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f)     This statement is filed on behalf of Pentwater Capital, PWCM, Pentwater Equity, Oceana and MAP, which are collectively referred to herein as Reporting Persons.  PWCM, Pentwater Equity, Oceana and MAP are collectively referred to herein as the Funds.

(b)           The business address of the Reporting Persons is 227 West Monroe, Suite 4000, Chicago, IL 60606.

(c)           The principal business of the Reporting Persons is investing for accounts under their management. Pentwater Capital is the investment manager for the Funds.  Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d), (e)    During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Exhibit 99.1 or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock; dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.  As a result, the Reporting Persons may take positions with respect to the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as otherwise described in this Statement, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) and (d)   Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 55,022,377 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed on November 7, 2011.

(c)           The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Companies that were effected during the past 60 days.

(e)           Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Except as otherwise expressly described herein and in Schedule A, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with Bank of America, which agreements provide that the profit to the Reporting Persons shall be based upon the decrease in value of the shares of Common Stock, and the loss to the Reporting Persons shall be based upon the increase in the value of the shares of Common Stock, during the period from inception of the applicable agreement to its termination.  The agreements provide that they settle in cash.  In addition to the shares of Common Stock that they beneficially own as shown in Item 5 above, the Reporting Persons currently have short economic exposure to an aggregate of 246,400 shares of Common Stock through such agreements.

The Reporting Persons also own Term Loans of the Issuer with a face amount of $15,000,000 in a swap facility with J.P Morgan Chase.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Matthew Halbower
Name: Matthew Halbower
Title: Chief Executive Officer

PWCM MASTER FUND LTD.

By:	s/ David Zirin
Name: David Zirin
Title: Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

LMA SPC FOR AND ON BEHALF OF MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

SCHEDULE A

TRANSACTIONS IN SECURITIES OF
SIX FLAGS ENTERTAINMENT CORPORATION
WITHIN THE PAST 60 DAYS

Fund	TradeDate	Side	Quantity	Price
PEMF	12/30/2011	Buy	2,000	41.24
PWMF	1/18/2012	Buy	495	41.57
OCMF	1/18/2012	Buy	493	41.57
MA98	1/18/2012	Buy	276	41.57
PEMF	1/18/2012	Buy	936	41.57
PWMF	1/19/2012	Sell	495	42.63
OCMF	1/19/2012	Sell	493	42.63
PEMF	1/19/2012	Sell	936	42.63
MA98	1/19/2012	Sell	276	42.63
PWMF	2/6/2012	Sell	877	44.17
MA98	2/6/2012	Sell	489	44.17
OCMF	2/6/2012	Sell	875	44.17
PEMF	2/6/2012	Sell	1,659	44.17
PEMF	2/7/2012	Sell	4,977	43.62
PWMF	2/7/2012	Sell	2,632	43.62
OCMF	2/7/2012	Sell	2,625	43.62
MA98	2/7/2012	Sell	1,466	43.62
PEMF	2/8/2012	Sell	1,559	44.01
PWMF	2/8/2012	Sell	824	44.01
MA98	2/8/2012	Sell	459	44.01
MA98	2/8/2012	Sell	939	45.09
OCMF	2/8/2012	Sell	1,683	45.09
OCMF	2/8/2012	Sell	822	44.01
PEMF	2/8/2012	Sell	3,191	45.09
PWMF	2/8/2012	Sell	1,687	45.09
PEMF	2/9/2012	Sell	22,334	46.30
MA98	2/9/2012	Sell	6,576	46.30
OCMF	2/9/2012	Sell	11,778	46.30
PWMF	2/9/2012	Sell	11,812	46.30
PEMF	2/10/2012	Sell	8,508	46.91
PWMF	2/10/2012	Sell	4,500	46.91
OCMF	2/10/2012	Sell	4,487	46.91
MA98	2/10/2012	Sell	2,505	46.91
PWMF	2/13/2012	Sell	4,422	47.43
MA98	2/13/2012	Sell	2,462	47.43
PEMF	2/13/2012	Sell	20,988	47.41
PEMF	2/13/2012	Sell	8,341	47.43
OCMF	2/13/2012	Sell	4,775	47.43
OCMF	2/13/2012	Sell	11,068	47.41
MA98	2/13/2012	Sell	6,180	47.41
PWMF	2/13/2012	Sell	11,100	47.41
PEMF	2/14/2012	Sell	14,039	47.42
OCMF	2/14/2012	Sell	7,403	47.42
MA98	2/14/2012	Sell	4,134	47.42
PWMF	2/14/2012	Sell	7,424	47.42